Exhibit (a)(5)(ii)

6711 Columbia Gateway Drive, Suite 300 Columbia, Maryland 21046 Telephone 443-285-5400 Facsimile 443-285-7650 www.copt.com NYSE: OFC
NEWS RELEASE

FOR IMMEDIATE RELEASE	IR Contacts:
	Stephanie Krewson	Michelle Layne
	443-285-5453	443-285-5452
	stephanie.krewson@copt.com	michelle.layne@copt.com

COPT COMPLETES TENDER OFFER FOR 4.25% EXCHANGEABLE

SENIOR NOTES DUE 2030; UPDATES SECOND QUARTER 2013 GUIDANCE AND EXPECTS TO MEET OR EXCEED MID-POINT OF FULL YEAR GUIDANCE FOR FFOPS, AS ADJUSTED FOR COMPARABILITY

COLUMBIA, MD June 27, 2013 - Corporate Office Properties Trust (COPT or the Company) (NYSE: OFC) announced that its operating partnership, Corporate Office Properties, L.P. (the “Operating Partnership”), has successfully completed its cash tender offer (the “Tender Offer”), previously announced on May 29, 2013, for any and all of the Operating Partnership’s 4.25% Exchangeable Senior Notes due on April 15, 2030 (CUSIP No. 22003BAC0) (the “Notes”). The Tender Offer expired at 11:59 p.m., New York City time, on June 26, 2013 (the “Expiration Time”).

As of the Expiration Time, the Operating Partnership had received valid tenders for approximately $185,698,000, or 99.7% of the $186,273,000 outstanding principal amount of Notes.  No such tenders were withdrawn.  On June 27, 2013 (the “Payment Date”), tendered holders received consideration in the amount of $1,070 for each $1,000 principal amount of the Notes tendered, plus accrued and unpaid interest from the last interest payment date to, but not including, the Payment Date.

RBC Capital Markets acted as the sole Dealer Manager, and D.F. King & Co., Inc. acted as the Information and Tender Agent.

This press release is for information purposes only and is not an offer to purchase or a solicitation of an offer to sell with respect to any of the Notes. The Tender Offer was conducted pursuant to the tender offer documents, including the Offer to Purchase, that were distributed to holders of the Notes. None of the Company, the Operating Partnership, the Dealer Manager or the Information Agent made any recommendation as to whether holders of Notes should tender or refrain from tendering their Notes in the Tender Offer or the amount of Notes to tender.

Guidance Update for Q2 2013:

The Company also updated its previously issued guidance for second quarter 2013 diluted earnings per share (EPS) and diluted funds from operations per share (FFOPS), as defined by NAREIT, to include a $0.24 per share loss on the early extinguishment of debt primarily related to the purchase of the Notes. EPS guidance for the quarter ending June 30, 2013, was also affected by $7.2 million of non-cash impairment losses related to operating properties the Company has previously designated for disposition. Whereas previously announced ranges for second quarter 2013 EPS and FFOPS, as defined by NAREIT, were $0.08—$0.09 and $0.43—$0.45, respectively, the Company now expects an EPS loss of ($0.16—$0.14) and FFOPS as defined by NAREIT of $0.24—$0.26.

Additionally, management is increasing its previously issued second quarter 2013 guidance for FFOPS, as adjusted for comparability, from the prior range of $0.46—$0.48 to a new range of $0.51—$0.53. The new range reflects higher net operating income than previously expected for the quarter, owing to lower operating expenses.

A reconciliation of projected EPS to projected FFOPS, as defined by NAREIT, and to projected FFOPS, as adjusted for comparability, for the quarter ending June 30, 2013 is provided as follows:

	Three months ending
	June 30, 2013
	Low	High
EPS	$(0.16)	$(0.14)
Real estate depreciation and amortization	0.32	0.32
Impairments and exit costs on previously depreciated properties	0.08	0.08
FFO per share, NAREIT definition	0.24	0.26
Loss on early extinguishment of debt	0.24	0.24
Write off of issuance costs on redeemed preferred stock	0.03	0.03
FFO per share, as adjusted for comparability	$0.51	$0.53

Management also announced that it expects to meet or exceed the mid-point of its previously issued full year 2013 guidance for FFOPS, as adjusted for comparability, and will discuss specific adjustments to all of its previously issued guidance on its second quarter conference call, details of which appear in the next paragraph of this press release.

Conference Call Information:

Management will discuss second quarter 2013 earnings results, as well as its 2013 guidance, on its conference call on July 26, 2013 at 12:00 p.m. Eastern Time, details of which are listed below:

Earnings Release Date:	Friday, July 26, 2013 at 6:00 a.m. Eastern Time

Conference Call Date:	Friday, July 26, 2013

Time:	12:00 p.m. Eastern Time

Telephone Number: (within the U.S.)	888-679-8018

Telephone Number: (outside the U.S.)	617-213-4845

Passcode:	20403800

Please use the following link to pre-register and view important information about this conference call. Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. Pre-registration only takes a few moments and you may pre-register at anytime, including up to and after the call start time. To pre-register, please click on the below link:

https://www.theconferencingservice.com/prereg/key.process?key=PTJMMLFPY

You may also pre-register in the Investor Relations section of the Company’s website at www.copt.com. Alternatively, you may be placed into the call by an operator by calling the number provided above at least 5 to 10 minutes before the start of the call.

A replay of this call will be available beginning Friday, July 26 at 1:00 p.m. Eastern Time through Friday, August 9 at midnight Eastern Time. To access the replay within the United States, please call 888-286-8010; to access the replay outside the United States, please call 617-801-6888. The replay passcode for both numbers is 36959168.

The conference calls will also be available via live webcast in the Investor Relations section of the Company’s website at www.copt.com. A replay of the conference calls will be immediately available via webcast in the Investor Relations section of the Company’s website.

Company Information

COPT is an office REIT that focuses primarily on serving the specialized requirements of U.S. Government agencies and defense contractors, most of whom are engaged in defense information technology and national security-related activities. The Company generally acquires, develops, manages and leases office and data center properties concentrated in large office parks primarily located near knowledge-based government demand drivers and/or in targeted markets or submarkets in the Greater Washington, DC/Baltimore region. As of March 31, 2013, the Company’s consolidated portfolio consisted of 210 office properties totaling 19.1 million rentable square feet. COPT is an S&P MidCap 400 company.

Forward-Looking Information

This press release may contain “forward-looking” statements, as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are based on the Company’s current expectations, estimates and projections about future events and financial trends affecting the Company.  Forward-looking statements can be identified by the use of words such as “may,” “will,” “should,” “could,” “believe,” “anticipate,” “expect,” “estimate,” “plan” or other comparable terminology.  Forward-looking statements are inherently subject to risks and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate.  Accordingly, the Company can give no assurance that these expectations, estimates and projections will be achieved.  Future events and actual results may differ materially from those discussed in the forward-looking statements.

Important factors that may affect these expectations, estimates, and projections include, but are not limited to:

•                  general economic and business conditions, which will, among other things, affect office property and data center demand and rents, tenant creditworthiness, interest rates, financing availability and property values;

•                  adverse changes in the real estate markets including, among other things, increased competition with other companies;

•                  governmental actions and initiatives, including risks associated with the impact of a government shutdown or budgetary reductions or impasses, such as a reduction in rental revenues,  non-renewal of leases, and/or a curtailment of demand for additional space by  the Company’s strategic customers;

•                  the Company’s ability to borrow on  favorable terms;

•                  risks of real estate acquisition and development activities, including, among other things, risks that development projects may not be completed on schedule, that tenants may not take occupancy or pay rent or that development or operating costs may be greater than anticipated;

•                  the Company’s ability to sell properties included in its Strategic Reallocation Plan;

•                  risks of investing through joint venture structures, including risks that the Company’s joint venture partners may not fulfill their financial obligations as investors or may take actions that are inconsistent with the Company’s objectives;

•                  changes in the Company’s plans for properties or views of market economic conditions or failure to obtain development rights, either of which  could result in recognition of significant impairment losses;

•                  the Company’s ability to satisfy and operate effectively under Federal income tax rules relating to real estate investment trusts and partnerships;

•                  the Company’s ability to achieve projected results;

•                  the dilutive effects of issuing additional common shares; and

•                  environmental requirements.

The Company undertakes no obligation to update or supplement any forward-looking statements. For further information, please refer to the Company’s filings with the Securities and Exchange Commission, particularly the section entitled “Risk Factors” in Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.